82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Tel: (604) 688-8042 Fax: (604) 689-8032

99

RECEIVED JUL 26 2005 213 SECTION PROCESSING

July 13th, 2005

Securities & Exchange Commission
450 – 5th Street NW
Washington, DC
20549

SUPPL

Dear Sirs:

Please find enclosed our News Release and Material Change Report dated July 13th, 2005 from Trans America Industries Ltd.

05010539

Yours very truly,
TRANS AMERICA INDUSTRIES LTD.

John K. Campbell
President

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

dlw 8/18

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032

TSX VENTURE: TSA

PRESS RELEASE

July 13, 2005

Trans America Confirms Acquisition of Mineral Properties in Western U.S.

Trans America Industries has received several enquiries concerning the market activity in its stock and the progress being made by the staking syndicate which is acquiring mineral properties in partnership with the Company in the Western United States.

The Company would first like to acknowledge the highly competitive nature of its activities in the U.S. while confirming the acquisition of mineral holdings in several states that are considered to be highly prospective for uranium.

In addition, the Bureau of Land Management (BLM) has granted the syndicate the right to stake certain mineral claims within a specific timeframe which the syndicate is currently undertaking to complete as soon as possible.

According to Trans America President, John Campbell, "The process has proved to be more time consuming than anticipated, reflecting the exacting standards imposed by BLM management with regards to staking and filing procedures."

Trans America's professional partners in the staking syndicate have extensive experience in the U.S uranium industry in both In-situ Leach (ISL) and hardrock-type situations. They have been involved in the discovery of multi-million pound uranium deposits, one of which was developed into a major production facility before the collapse of uranium prices in the early 1980s. The group also possesses technical reports from this period including drill logs and related information that is assisting the syndicate in its selection process.

In exchange for a 50% interest in the properties, Trans America has agreed to provide the staking syndicate with up to $1.25 million US to secure properties in several U.S. states which are known to host historic resources of U_30_8 that are of economic interest at current prices.

ISL situations are particularly attractive given their relatively low development costs, short timeframe to achieve commercial production and environmentally friendly nature of the processes technology.

Following the completion of the land acquisition program, the Company intends to ensure that its holdings are in full compliance with National Policy Instrument 43-101 after which a program will be developed to exploit the exploration and commercial potential on the properties.

TSA's approximate working capital on hand following the advance of $500,000 US to the staking syndicate is $2.8 million, equity interests in other companies has a current market value of $2.0 million

The Company intends to keep investors and other interested parties fully informed as its land acquisition initiative in the Western United States evolves in the coming weeks.

TRANS AMERICA INDUSTRIES LTD.,
John K. Campbell

President

 This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

For further information please refer to web sites for Trans America at: www.Sedar.com and www.trans-america.ca

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

FORM 53-901.F
MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85 (1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. **Reporting Issuer**

Trans America Industries Ltd. (the "Company")
300 – 905 West Pender Street
Vancouver, BC V6C 1L6
Phone: (604) 688-8042

Item 2. **Date of Material Change**

July 13, 2005

Item 3. **Press Release**

A press release was issued to the TSX Venture Exchange on July 13, 2005 and disseminated through Canada Stockwatch and Market News.

Item 4 & 5 **Summary and Full Description of Material Change**

Trans America Industries Ltd. is funding a syndicate to obtain U.S. Uranium properties. Trans America will fund up to $1.25 million U.S. to obtain a 50% interest in properties obtained. The U.S. Partners are a group of experienced professionals.

To date the syndicate has obtained some state leases, staked claims and the exclusive right to stake claims over fee land in several locations from the Bureau of Land Management. The process is highly competitive but Trans America will release information as it evolves.

Item 6. **Reliance on section 85 (2) of the Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been intentionally omitted from this form.

Item 8. **Senior Officers**

To obtain further information regarding the material change, contact:

John K. Campbell, President and Director
(604) 688-8042

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, July 13, 2005.

TRANS AMERICA INDUSTRIES LTD.

By: "John K. Campbell"
John K. Campbell, President